SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

POINTER TELOCATION LTD.

14 Hamelacha Street
Rosh Ha'ayin, 48091
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Achieves A Record of $16.3 Million in Revenues for
the Fourth Quarter of 2007 in Line with Company Guidance

—	Operating income of $1.5 million in the fourth quarter of 2007
—	EBITDA of $3.2 million in the fourth quarter of 2007
—	Non-GAAP net income of $1.1 million in the fourth quarter of 2007

Rosh HaAyin, Israel March 11th, 2008 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR), – a leading provider of Automatic Vehicle Location (AVL) technology, stolen vehicle retrieval services, fleet management, car & driver safety, public safety, vehicle security, asset management and road side assistance, announced today its financial results for the fourth quarter and full year ended December 31, 2007. The company’s financial results for the fourth quarter of 2007 include for the first time the financial results of the Cellocator business that was acquired in September 2007.

In 2007 Pointer Telocation achieved major progress in implementing its business strategy to become a leading provider of technology and solutions to the automotive and insurance industries. Today, Pointer Telocation products and services have a global presence with an installed product base of over 400,000 units in more than 25 countries.

Financial Highlights:

Revenues: Pointer’s revenues for the fourth quarter of 2007 increased 49% to $16.3 million, compared to $10.9 million in the same period of 2006. Annual revenues for 2007 increased 23% to $51.6 million compared to $41.9 million in 2006.

Pointer’s international operations accounted for 33% of its revenues in the fourth quarter of 2007 as compared to 13% for the same period in 2006. In 2007, international operations accounted for 17% of revenues as compared to 11% in 2006.

Pointer’s services revenues in the fourth quarter of 2007 and for the full year of 2007 accounted for 59% and 69%, respectively, of total revenues, as compared with 77% in both comparable periods in 2006.

The increase in total revenues, the growth in product sales and in international activities in the fourth quarter of 2007 as compared to the fourth quarter of 2006 is primarily attributable to the inclusion of the operations of Cellocator in the fourth quarter of 2007.

Gross Profit:

For the fourth quarter of 2007, gross profit increased by 48% to $6.2 million as compared to $4.2 million in the same period in 2006. In 2007, gross profit increased 22% to $18.9 million as compared to $15.5 million in 2006. As a percentage of revenues, gross profit was 38% and 37%, in the fourth quarter of 2007 and in the full year of 2007, respectively, the same as in the comparable periods in 2006.

Operating Income:

Pointer’s operating income in the fourth quarter of 2007 was $1.5 million, compared to $0.8 million in 2006. In 2007, Pointer recorded $4.2 million in operating income, compared to $4.9 million for the comparable period of 2006. Operating income in 2006 included one time net income of $1.3 million associated with an agreement it entered into with a Latin American customer, which was offset by a $372,000 charge for the impairment of long-lived assets. After elimination of this one time income the operating income increased 7% in 2007 compared to 2006.

Minority Interest:

For the fourth quarter of 2007 and full year 2007, Pointer reported a $0.5 million and $1.4 million minority share respectively, in the operations of Shagrir, compared to $1 million in the comparable periods of 2006.

Net Income:

Pointer’s net income in the fourth quarter of 2007 was $0.2 million or $0.05 per share, as compared to net income of $34,000 or $0.01 per share in the comparable period of 2006. For the year ended December 31, 2007, Pointer recorded a net loss of $0.3 million or ($0.08) per share as compared to net income of $1.2 million or $0.39 per share in 2006.

Non-GAAP net income:

Pointer’s non-GAAP net income in the fourth quarter of 2007 was $1.1 million, as compared to non-GAAP net loss of $91,000 in the fourth quarter of 2006. For 2007, Pointer’s non-GAAP net income was $2.2 million, as compared to non-GAAP net income of $3.4 million in 2006.

EBITDA:

Pointer’s EBITDA increased to $3.2 million in the fourth quarter of 2007, as compared to $2.7 million in the comparable period in 2006. EBITDA in 2007 was $9 million as compared to $9.8 million in 2006, in which year the company recorded one time net income of $1.3 million in connection with a transaction in Latin America..

Balance Sheet Highlights: As a result of the consolidation of Cellocator’s assets and liabilities, the following changes are notable:

—	Shareholder’s Equity as at December 31, 2007 was $32.2 million compared to $19.4 million at December 31, 2006.

—	Total long-term assets increased during 2007 to $82.6 million from $59.4 million, goodwill increased to $50.7 million from $38.7 million and other intangible assets, net increased to $18 million from $8.6 million.

The purchase price allocation (PPA) for the Cellocator acquisition is preliminary and is subject to revision as more detailed analyses are completed and additional information on the fair value of its assets and liabilities becomes available. Any change in the fair value of the acquired net assets of Cellocator will change the amount of the PPA to goodwill. We anticipate finalizing the PPA process and updating the changes in our 2007Annual Report on Form 20- F.

Commenting on the results, Danny Stern, Pointer’s CEO, said: “We are obviously pleased with the 49% revenue growth in fourth quarter 2007 sales over the comparable period in 2006, which growth indicates strong sales post the acquisition of Cellocator. We enjoyed both internal and external growth in 2007 and Pointer is now a stronger and larger company. Revenues from international sales accounted for 33% of our total revenues and are expected to show further growth in 2008. Our continuing strong pace in introducing new technologies and various AVL applications has resulted in strong sales and we are receiving positive feedback from a wide customer base, regarding business opportunities, co-operations and partnerships. Revenues from our technology division are expected to exceed $23 million this year (mostly from export sales to over 25 countries) while revenues from services are expected to reach $42 million.

When we released our 2007 financial guidance it was based on the assumption that we would make a substantial acquisition during the year, which we accomplished. Our actual revenue and EBITDA projections exceeded the guidance we released last year. We continue to maintain our previously discussed guidance for 2008 “concluded Mr. Stern.

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Operation (Non-GAAP basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non- GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the consolidated statements of operations.

Pointer uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization and minority interest. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation of EBITDA to GAAP measures is included in the financial tables accompanying this press release.

Business Environment in Israel

Pointer is currently encountering increased competition in its Israeli-based road side assistance business that results in price erosion. Such competitive pressures are not expected to have a major impact on Pointer’s Israeli subsidiary’s 2008 cash flow provided by operating activities results.

Conference Call Information:

Pointer Telocation’s management will host today, March 11th, 2008 two conference calls with the investment community to review and discuss the financial results:

—	The English Conference Call will take place on 9:00 AM EST, 15:00 Israel time.

—	The Hebrew Conference Call will take place on 16:00 Israel time, 10:00 AM EST.

To listen to the calls, please dial in to one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences.

From USA: +1-888-668-9141
From Israel: 03-918-0688

A replay will be available from March 12, 2008 at the company website: www.pointer.com.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 400,000 vehicles across the globe: the UK, Greece, Mexico, Argentina, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Costa Rica, Norway, Venezuela, Hungary, Israel and more. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. In 2004, Cellocator was selected as the official security and location equipment supplier for the Olympic Games in Athens. For more information: www.pointer.com

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2006
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,200	$5,850
Trade receivables	11,756	8,315
Other accounts receivable and prepaid expenses	2,001	1,368
Inventories	2,657	1,447

Total current assets	17,614	16,980

LONG-TERM ASSETS:
Long-term accounts receivable	337	183
Severance pay fund	4,866	3,794
Property and equipment, net	7,708	7,346
Goodwill	50,712	38,707
Other intangible assets, net	18,058	8,612
Deferred income taxes	941	777

Total long-term assets	82,622	59,419

Total assets	$100,236	$76,399

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2007	2006
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$10,564	$11,801
Trade payables	8,001	5,378
Deferred revenues and customer advances	8,253	6,584
Other accounts payable and accrued expenses	6,123	4,091

Total current liabilities	32,941	27,854

LONG-TERM LIABILITIES:
Long-term loans from banks	18,460	15,833
Long-term loans from shareholders and others	5,767	7,490
Other long-term liabilities	89	-
Accrued severance pay	5,730	4,650

Total long-term liabilities	30,046	27,973

CONVERTIBLE DEBENTURES	1,979	-

MINORITY INTEREST	3,067	1,142

SHAREHOLDERS' EQUITY	32,203	19,430

Total liabilities and shareholders' equity	$100,236	$76,399

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
	Unaudited	Audited	Unaudited

Revenues:
Products	$15,821	$9,701	$6,650	$2,534
Services	35,806	32,211	9,621	8,416

Total revenues	51,627	41,912	16,271	10,950

Cost of revenues:
Products	9,414	5,602	3,564	1,488
Services	23,034	20,786	6,275	5,289
Amortization of intangible assets	277	-	244	-

Total cost of revenues	32,725	26,388	10,083	6,777

Gross profit	18,902	15,524	6,188	4,173

Operating expenses:
Research and development, net	1,675	1,170	549	344
Selling and marketing	4,934	3,927	1,574	1,174
General and administrative	6,209	4,749	1,954	1,388
Amortization of intangible assets and impairment of
long-lived assets	1,877	2,112	639	432
Other income, net	-	(1,292)	-	-

Total operating expenses	14,695	10,666	4,716	3,338

Operating income	4,207	4,858	1,472	835
Financial expenses, net	2,814	2,577	770	343
Other (income) expenses, net	12	(14)	(5)	(29)

Income before taxes on income	1,381	2,295	707	521
Taxes on income	353	82	(4)	(557)

Income before minority interest	1,028	2,213	711	1,078
Minority interest	1,366	1,044	484	1,044

Net income (loss)	$(338)	$1,169	$227	$34

Basic and diluted net earnings (loss) per share	$(0.08)	$0.39	$0.05	$0.01

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
	Unaudited	Audited	Unaudited

Cash flows from operating activities:
Net income (loss)	$(338)	$1,169	$227	$34
Adjustments required to reconcile net income (loss) to net
cash provided by operating activities:
Depreciation, amortization and impairment	5,273	4,490	1,858	992
Accrued interest and exchange rate changes of convertible
debentures and long-term loans	750	137	56	(314)
Accrued severance pay, net	(70)	(166)	10	(120)
Gain from sale of property and equipment, net	(182)	(563)	(33)	(524)
Amortization of deferred stock-based compensation	984	251	259	151
Minority interest in earnings of subsidiary	1,366	1,044	484	1,044
Decrease (increase) in trade receivables, net	(1,172)	(1,167)	476	422
Decrease (increase) in other accounts receivable and prepaid expenses	(452)	(36)	107	167
Increase in inventories	(395)	(490)	(78)	(690)
Decrease (increase) in long-term accounts receivable	(141)	60	(172)	12
Write-off of inventories	150	127	-	58
Increase in deferred income taxes	(143)	(99)	(143)	(99)
Increase (decrease) in trade payables	730	1,049	(26)	366
Increase (decrease) in other accounts payable and accrued expenses	1,855	(400)	16	(891)

Net cash provided by operating activities	8,215	5,406	3,041	608

Cash flows from investing activities:
Purchase of property and equipment	(2,638)	(2,277)	(532)	(159)
Proceeds from sale of property and equipment	860	1,026	101	247
Acquisition of Cellocator (a)	(16,571)	-	(239)	-
Acquisition of other intangible assets	(117)	-	18	-

Net cash provided by (used in) investing activities	(18,466)	(1,251)	(652)	88

Cash flows from financing activities:
Receipt of long-term loans from banks	5,000	2,243	-	2,243
Repayment of long-term loans from banks	(4,347)	(2,949)	(948)	(1,321)
Receipt of long-term loans from shareholders and others	-	131	-	-
Repayment of long-term loans from shareholders and others	(2,767)	(4,529)	(743)	(1,082)
Proceeds from issuance of shares and exercise of warrants, net	9,588	3,481	-	577
Receipts on account of shares	-	2,586	-	2,586
Short-term bank credit, net	(1,752)	(973)	(1,311)	(799)

Net cash provided by (used in) financing activities	5,722	(10)	(3,002)	2,204

Effect of exchange rate differences on cash and cash equivalents	(121)	9	(67)	22

Increase (decrease) in cash and cash equivalents	(4,650)	4,154	(680)	2,922
Cash and cash equivalents at the beginning of the period	5,850	1,696	1,880	2,928

Cash and cash equivalents at the end of the period	$1,200	$5,850	$1,200	$5,850

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
	Unaudited	Audited	Unaudited

(a) Acquisition of Cellocator:

Fair value of assets acquired and liabilities
assumed at date of acquisition:

Working capital	1,323	-	103	-
Property and equipment	151	-	-	-
Customer relationships	3,943	-	67	-
Brand name	1,775	-	26	-
Developed technology	4,890	-	4	-
Goodwill	8,750	-	105	-
Accrued severance pay, net	(20)	-	87	-

	20,812	-	392	-

Fair value of shares issued	(1,428)	-	-	-
Fair value of convertible debentures	(1,951)	-	-	-
Accrued expenses	(862)	-	(153)	-

	(4,241)	-	(153)	-

	16,571	-	(239)	-

Reconciliation Table of Non-GAAP Measures

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006

Net income (loss) as reported	$(338)	$1,169	$227	$34

Amortization of intangible assets and impairment of
long-lived assets	2,154	2,112	883	432

Taxes on income	353	82	(4)	(557)

Non-GAAP Net income (loss)	2,169	3,363	1,106	(91)

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”), the Company uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization and minority interest. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation the GAAP to non-GAAP operating results:

CONDENSED EBITDA

US dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006

Net income (loss) GAAP results
(as reported)	$(338)	$1,169	$227	$34

Non GAAP adjustment:
Financial expenses, net	2,814	2,577	770	343
Taxes on income	353	82	(4)	(557)
Depreciation and amortization	4,787	4,889	1,726	1,821
Minority interest	1,366	1,044	484	1,044

EBITDA	8,982	9,761	3,203	2,685

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: March 11, 2008